HYPER BEAST INC.

5777 W. Century Blvd.
#1110 Unit #184
Los Angeles, CA 90045
Ph: 213-537-8238

CERTIFICATION OF FINANCIAL STATEMENTS

I, TERRANCE STEPHENS, President of HYPER BEAST INC., hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge. These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.
Signed,

/s/ TERRANCE STEPHENS
TERRANCE STEPHENS
President
Date: June 25, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00

Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000.00	$110,000,000.00
Operating Expenses	$50,000.00	$50,000.00
Net Income	$109,950,000.00	$109,950,000.00